[Zix Corporation Letterhead]

January 26, 2005

Via Edgar and
Facsimile (202) 942-9544

Barbara C. Jacobs
Assistant Director
Mail Stop 4-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C., 20549-0406

Re:	Zix Corporation Registration Statement on Form S-3, as amended Filed January 10, 2005 File No. 333-120548

Dear Ms. Jacobs:

     This letter responds to the Commission’s letter of January 23, 2005. Upon your review and approval of the following proposed changes to the above-referenced Form S-3, we will file a marked Pre-Effective Amendment No. 2 with the Commission via EDGAR.

     Commission Comment

1.	Please disclose in greater detail the “other specified conditions” that would give ZixCorp the right to force conversion of the convertible notes.

     Company Response

     The prospectus has been amended to add a description of the other specified conditions. Also, since the other specified conditions refer to the “events of default” and “repurchase events,” the discussion of these has also been expanded. See “Principal Payments under the Convertible Notes” and “Events of Default and Repurchase Rights” on the attached pages 1-4 of the prospectus.

     Commission Comment

2.	Please provide a more detailed discussion of the restrictive covenants imposed by the $10,000,000 convertible note.

     Company Response

     The prospectus has been amended to add a description of significant restrictive covenants. See “Restrictive Covenants” on the attached page 4 of the prospectus.

     Commission Comment

3.	Please consider including risk factor disclosure concerning the dilutive effects of your convertible note and warrants.

     Company Response

     Additional language has been added to the risk factor “Further issuances of equity securities may be dilutive to current shareholders” to address the convertible note and warrants. See the attached page 13 of the prospectus.

     Conclusion

     We hope that the foregoing addresses the Commission’s comments. Please call Ronald Woessner (214-370-2219) or Tanya Foreman (214-370-2223) for any questions you may have about the foregoing.

Very truly yours,
/s/ Ronald A. Woessner
Ronald A. Woessner
Senior Vice President & General Counsel

Attachment

PROSPECTUS SUMMARY

     Since January 1999, we have been developing and marketing products and services that bring privacy, security and convenience to Internet users: specifically, e-messaging, e-prescribing, and e-transaction applications and services. We offer a range of solutions to protect organizations from viruses, spam, and electronic attack, as well as enabling secure electronic communications, such as email encryption, e-prescribing, and electronic lab orders and results.

     This prospectus relates to an aggregate of up to 7,300,000 shares of common stock, $0.01 par value, potentially issuable by us to Amulet Limited and Omicron Master Trust (together, the “Investors”) and Rodman & Renshaw, LLC (the “Placement Agent”) in connection with a private placement of convertible notes and warrants that we consummated on November 2, 2004. A description of the convertible notes and warrants appears below under “Description of Convertible Notes and Warrants.” Total estimated net proceeds from the private placement approximated $18.9 million. In connection with the private placement, we agreed to register with the Securities and Exchange Commission (the “SEC”) 150% of our common stock shares potentially issuable upon conversion of the notes and exercise of the warrants issued and sold in the private placement plus an estimated number of shares of our common stock potentially issuable in respect of interest payable on the notes. The common stock that may be sold by the selling shareholders may include shares (i) issued upon conversion of or in lieu of payment of cash interest on convertible notes acquired by the Investors, (ii) issued upon exercise of warrants issued to the Investors or upon exercise of a warrant that would be issued to the Investors upon the redemption of the convertible notes, or (iii) shares issued in exchange for, or otherwise in respect of, the convertible notes or the warrants.

     The shares being registered in this registration statement represent approximately 23% of our common stock outstanding as of November 12, 2004.

     The selling shareholders may sell any or all of the shares, subject to federal and state securities laws, but are under no obligation do so. The price at which the selling shareholders may sell the shares of our common stock will be determined by the prevailing market for the shares or in negotiated transactions. See “Selling Shareholders” below.

     We were incorporated in Texas in 1988. Our executive offices are located at 2711 North Haskell Avenue, Suite 2300, LB 36, Dallas, Texas 75204-2960, and our telephone number is (214) 370-2000. Our Web site address is www.zixcorp.com. Information contained on our Web site is not a part of this prospectus. In this prospectus, “we,” “us,” “ZixCorp,” “our” and “Zix” refer to Zix Corporation and its subsidiaries unless the context otherwise requires.

DESCRIPTION OF CONVERTIBLE NOTES AND WARRANTS

     On November 2, 2004, we entered into purchase agreements (the “Transaction”) with the Investors, pursuant to which we issued and sold to the Investors $20 million aggregate principal amount of secured, convertible notes and related warrants. The convertible notes may be converted by the holders into ZixCorp common stock, par value $.01 per share, at an initial conversion price of $6.00 per share (as adjusted in accordance with certain anti-dilution adjustments, the “Conversion Price”). At the initial Conversion Price, the convertible notes would convert into an aggregate of 3,333,333 shares of common stock. As of December 31, 2004, there were approximately 32.2 million shares of common stock outstanding.

Principal Payments under the Convertible Notes

     The principal owing under the convertible notes is to be repaid in four equal installments of $5 million on the one, two, three and four year anniversary dates of the sale and issuance of the convertible notes. The principal is payable in cash; provided, however, that at ZixCorp’s option, the principal may be repaid on scheduled payment dates by converting the principal amount to be repaid into common stock at the Conversion Price if the common stock closes above $6.00 per share for a specified number of trading days preceding the scheduled principal payment date provided that (i) no “event of default ” or “repurchase event” under the notes has occurred (see below under “Events of Default and Repurchase Rights”); (ii) there is an effective registration statement on file with the SEC covering the shares of stock to be issued with respect to the payment of principal and the registration statement has been effective during the 20 consecutive trading days preceding the principal payment date and is reasonably expected to be effective for at least 30 days following the issuance of the shares; and (iii) 110% of the sum of the number of common stock shares to be issued to a particular holder on the scheduled principal payment date, plus the number of common stock shares previously issued to that holder, plus the number of common stock shares then issuable upon conversion of the note held by that holder or exercise of the warrants held by that holder is less than the portion of a maximum share amount allocated to such holder (initially 3,407,801 shares for each original note holder).

     ZixCorp has the right to redeem the convertible notes at 105% of the par (principal) amount of the convertible notes, plus accrued interest, plus issue an immediately exercisable supplemental warrant exercisable for 70% of the common stock that would be issuable to the holders of the convertible notes upon conversion in respect of the principal amount thereof if the convertible notes were to remain outstanding. The exercise price of the warrant will be the Conversion Price of the convertible notes, subject to adjustment for events on a basis comparable to the convertible notes, and the term of the warrant will be identical to the remaining term of the convertible notes.

Interest Payments

     The convertible notes bear interest at the six-month London Interbank Offered Rate (LIBOR) plus 3% (currently, approximately 5.3%). Interest on the convertible notes is payable quarterly in cash; provided, however, that at ZixCorp’s option, such interest may also be paid in common stock valued at a 10% discount to the volume weighted average price (“VWAP”) for the common stock for a specified number of trading days preceding the interest payment date.

Conversion of the Convertible Notes

     The holders of the convertible notes may convert the convertible notes into the common stock at any time or from time-to-time at the Conversion Price. ZixCorp has the right to force the conversion of the convertible notes at the Conversion Price if the common stock closes above $11.00 per share for a specified number of trading days and if other specified conditions are met.

     The Conversion Price is subject to adjustment for stock splits, stock dividends, recapitalizations, certain repurchases by ZixCorp of its shares and certain dividends and distributions made by ZixCorp. The convertible notes also have both weighted average and “full ratchet” anti-dilution provisions that would cause an adjustment to the Conversion Price and the number of shares issuable under the convertible notes upon issuance of common stock or common stock equivalents below the Conversion Price, subject to exceptions specified in the convertible notes.

Events of Default and Repurchase Rights

     The convertible notes become immediately payable in full upon the occurrence of certain specified “events of default.” In case of an event of default, the amount payable is 110% of the outstanding principal amount, plus accrued and unpaid interest. Significant “events of default” under the notes include the following:

•	ZixCorp fails to pay principal or interest under the convertible notes when due.

•	ZixCorp fails to issue common stock shares to the holders of the notes or warrants within two trading days after when they are required to be issued.

•	ZixCorp fails to comply with the restrictive covenants under the notes (see below under “Restrictive Covenants.”

•	Any representation or warranty made by ZixCorp to the notes holders was false or misleading in any material respect when made.

•	ZixCorp or any subsidiary seeks bankruptcy or similar protection or a bankruptcy or similar action is commenced against ZixCorp or any subsidiary.

•	A final judgment is entered against ZixCorp or any subsidiary or any of their respective properties or other assets in an aggregate amount in excess of $500,000 (which is not vacated, bonded, stayed, discharged, satisfied or waived).

•	ZixCorp or any subsidiary shall (i) default in any payment with respect to any indebtedness for borrowed money (other than the notes) which indebtedness has an outstanding principal amount in excess of $250,000 individually or $750,000 in the aggregate for all such indebtedness, or (ii) default in the observance or performance of any agreement, covenant or condition relating to any such indebtedness; or (b) the payment of indebtedness of ZixCorp or any subsidiary which has an outstanding principal amount in excess of the $250,000 individually or $750,000 in the aggregate is declared to be due and payable prior to the stated maturity thereof.

•	ZixCorp defaults under the security agreement with respect to the notes.

     Furthermore, the holders of the convertible notes have the right to require ZixCorp to repurchase the convertible notes in cash upon the occurrence of specified “repurchase events.” The amount payable upon a repurchase event is the greater of (1) the principal plus accrued interest and (2) the market value of the shares underlying the convertible notes. Significant repurchase events include the following:

•	there is no reported NASDAQ trading price for the ZixCorp common stock for a period of five consecutive trading days;

•	the ZixCorp common stock ceases to be listed for trading on NASDAQ for five consecutive trading days;

•	a business combination occurs involving ZixCorp, and the existing ZixCorp shareholders do not own at least 51% of the shares of the entity resulting from the business combination;

•	ZixCorp sells (i) all or substantially all of its assets in a single transaction or a series of transactions or (ii) a ZixCorp subsidiary is sold or the assets of one or more of its subsidiaries are sold, which assets or sale is material to ZixCorp and its subsidiaries taken as a whole;

•	a business combination involving ZixCorp occurs and the consideration received is not substantially all a publicly listed security;

•	more than 50% of the shares of the ZixCorp common stock is acquired by a single person or group of persons acting in concert;

•	the ZixCorp articles of incorporation are amended to materially and adversely affect the rights of the notes holders, or ZixCorp takes any other action that materially and adversely affects the rights of the notes holders in a different and more adverse manner than it affects the rights of holders of the ZixCorp common stock generally; or

•	the registration statement of which this prospectus forms a part is not effective for 30 trading days during any period of 365 consecutive days.

Restrictive Covenants

     The convertible notes contain restrictive covenants, including the following:

•	ZixCorp and its subsidiaries are prohibited from incurring debt other than certain “permitted indebtedness”;

•	ZixCorp and its subsidiaries are prohibited from disposing of all or substantially all of their assets;

•	ZixCorp and its subsidiaries are prohibited from selling one or more subsidiaries, or permitting any one or more subsidiaries to sell its assets, if such sale individually or in the aggregate is material to ZixCorp and its subsidiaries taken as a whole;

•	ZixCorp and its subsidiaries are prohibited from liquidating, dissolving or otherwise winding up the affairs of ZixCorp;

•	ZixCorp and its subsidiaries are prohibited from issuing any common stock or common stock equivalents that have a “floating” exercise or conversion price or pursuant to an “equity line” structure;

•	ZixCorp and its subsidiaries are prohibited from creating or allowing to exist any liens other than “permitted liens”; or

•	ZixCorp is required to comply with the security arrangements relating to the notes and the cash balance requirements relating to the notes (see below under “Security Arrangements for the Convertible Notes; Cash Balance Requirement”).

Security Arrangements for the Convertible Notes; Cash Balance Requirement

     The convertible notes are secured by a first, perfected security interest in certain cash collateral placed in a restricted, segregated collateral account. The amount of cash collateral required to be maintained in this account is 50% of the aggregate principal amount then owing under the convertible notes (currently $10 million). The cash collateral is not accessible for use by ZixCorp until such time as it is released. The cash held in the cash collateral account will be released in its entirety following ZixCorp attaining two consecutive quarters of net income, assuming ZixCorp is otherwise in compliance with its obligations under the convertible notes and other transaction documents and no “event of default” or “repurchase event” has occurred.

     Separately, ZixCorp is required to maintain cash (including the cash collateral held in the collateral account) and cash equivalents equal to $10 million through November 2, 2007, and $5 million thereafter for so long as the convertible notes are outstanding. Failure to maintain the required cash and cash equivalents is an “event of default” under the convertible notes.

     Further issuances of equity securities may be dilutive to current shareholders.

     At the current conversion price of $6.00 per share, the convertible notes would convert into an aggregate of 3,333,333 shares of ZixCorp common stock shares. Warrants covering 1,000,000 shares were also issued to the holders of the notes. Also, as noted elsewhere in this prospectus, ZixCorp has the option to pay accrued interest on the notes using its common stock shares, valued at a 10% discount to the volume weighted average price for the common stock for a specified number of trading days preceding the interest payment date. The issuances of these shares of common stock in respect of the notes and the warrants could be dilutive to current shareholders.

     Furthermore, at some point in the future we may determine to seek additional capital funding or to acquire additional businesses. These events could involve the issuance of one or more types of equity securities, including convertible debt, common or convertible preferred stock and warrants to acquire common or preferred stock. Such equity securities could be issued at or below the then-prevailing market price for our common stock. In addition, we incentivize employees and attract new employees by issuing shares of our common stock and options to purchase shares of our common stock. Therefore, the interest of our existing shareholders could be diluted by future share issuances and stock option grants to employees and any equity securities issued in capital funding financings or business acquisitions.

     We may have liability for indemnification claims arising from the sale of our previous businesses in 1998 and 1997.

     We disposed of our previous operating businesses in 1998 and 1997. In selling those businesses, we agreed to provide customary indemnification to the purchasers of those businesses for breaches of representations and warranties, covenants and other specified matters. Although we believe that we have adequately provided for future costs associated with these indemnification obligations, indemnifiable claims could exceed our estimates.

     We may encounter other unanticipated risks and uncertainties in the markets we serve or in developing new products and services, and we cannot assure you that we will be successful in responding to any unanticipated risks or uncertainties.

     There are no assurances that we will be successful or that we will not encounter other, and even unanticipated, risks. We discuss other operating, financial or legal risks or uncertainties in our periodic filings with the Securities and Exchange Commission (the “SEC”). We are, of course, also subject to general economic risks.

NOTE ON FORWARD-LOOKING STATEMENTS AND RISK FACTORS

     This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Act”) and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including: any projections of future business, market share, earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words “may,” “will,” “predict,” “plan,” “should,” “goal,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate” and other similar words. Such forward-looking statements may be contained in the “Risk Factors” section above, among other places.

     Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements,